CNPJ. 60.872.504/0001-23

ITAÚ UNIBANCO HOLDING S.A.

A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Resolution No. 81/22, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders' Meeting held on June 26, 2024, 16:00 p.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Deliberations						
		1	2	3	4	5	6	7
14.074***	2,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
13.834***	9,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
17.239***	985,501	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.295***	95,277	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.557***	11,370	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.205***	1,605	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
37.806***	1,955	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.628***	16,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.642***	246,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.386***	189,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.890***	9,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.484***	973,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
40.922***	141,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	420,564	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.165***	29,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
24.528***	204,557	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.693***	316,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
35.595***	11,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.106***	6,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.516***	22,424	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.539***	17,581	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.539***	312,372	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.986***	28,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.479***	915,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.840***	1,217,330	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.418***	203,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.784***	1,388	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
22.954***	9,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
12.120***	33,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
30.254***	10,953	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.496***	412,901	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
50.221***	36,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.987***	12,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.979***	400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.394***	36,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.990***	190,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.577***	40,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
20.813***	367,113	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.384***	14,402	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.455***	6,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
13.289***	4,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
15.206***	21,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
34.825***	6,424	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
50.729***	4,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.106***	126,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.222***	185,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
15.585***	2,512	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.063***	156,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.324***	4,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.246***	113,534	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
11.435***	135,891	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
35.940***	45,297	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
11.456***	100,980	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
41.649***	10,067	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.
14.494***	4,810	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.881***	14,357	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

44.602***	20,829	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
12.094***	131,664	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
20.849***	5,900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.470***	72,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.479***	729,011	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.987***	5,433	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.160***	12,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
38.949***	2,076	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
24.917***	13,022	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	369,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
33.580***	18,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.050***	57,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.579***	43,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	1,082,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	64,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
22.631***	21,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.100***	536,309	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.407***	660,661	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.294***	87,411	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
48.429***	5,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
17.718***	169,921	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.771***	18,941	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.081***	2,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.244***	1,900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
16.990***	56,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.830***	4,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.989***	127,854	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
51.482***	20,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.916***	644,322	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	11,012	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.311***	297,523	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.572***	54,197	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.550***	7,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
46.964***	257,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.247***	37,617	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
29.322***	4,044,712	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.240***	112,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.329***	439,073	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
35.693***	3,475,900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
47.705***	2,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.199***	11,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.541***	431,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.794***	302,500	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
37.113***	44,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.311***	27,300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.540***	5,817,954	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.559***	347,671	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
06.046***	272,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
45.902***	7,403	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.273***	280,989	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.530***	6,701	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.591***	9,141	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.881***	5,373	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
34.687***	152,304	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.586***	176,118	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
59.573***	12,266,374	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.544***	8,863,879	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.041***	8,527,565	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.532***	1,943,906,577	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676***	2,564,084,404	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
135.61***	128	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.780***	4,455	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	398,065	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	1,868	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.224***	69,976	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.594***	21,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

Deliberations:
Ordinary agenda

1) Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of Hipercard Banco Múltiplo S.A. into the Company are established, as of the date base of December 31, 2023:

2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert firm to be responsible for preparing the appraisal report on the book net worth of Hipercard Banco Múltiplo S.A. to be merged into the Company:

3) Resolve on the appraisal report, based on the balance sheet of Hipercard Banco Múltiplo S.A. as of December 31, 2023:

4) Resolve on the merger of Hipercard Banco Múltiplo S.A. into the Company, with no increase in the Company's capital stock, in accordance with the "Protocol and Justification":

5) Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:

6) Amend the Companys Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to fifty (50) members:

7) Consolidate the Bylaws to reflect the amendment mentioned in the preceding item:

Subtitle:

Ap. = Approved Rej. = Reject Abs. = Abstain

São Paulo-SP, June 26, 2024.

RENATO LULIA JACOB

Group Head of Corporate Strategy, Investor Relations and Corporate Development